Exhibit 99.1

Proposed Re-domicile from Canada to Jersey

Toronto, December 21, 2015.  Caledonia Mining ("Caledonia" or the "Company") announces that its Board of Directors (the "Board") has resolved to seek shareholder approval for the re-domicile of the Company from Canada to Jersey, Channel Islands.

The proposed re-domicile will be effected by way of a legal process called "Continuance".

If the Continuance is approved by shareholders and subsequently implemented:
•	Caledonia will cease to be governed by the corporate law of Canada and will be governed instead by the corporate law of Jersey, Channel Islands;
•	Caledonia will cease to be domiciled in Canada for legal and taxation purposes;
•	Caledonia's registered office will be in Jersey; and
•	Caledonia's name will be changed to "Caledonia Mining Corporation Plc".

The reasons for the proposed Continuance are:
•
Caledonia has no commercial operations in Canada, hence there is no reason for it to be domiciled in Canada and subject to Canadian taxes and the compliance costs associated with being a Canadian tax entity;

•
Jersey is more conveniently located in relation to Caledonia's operations in Southern Africa and the majority of its shareholder base which range from continental Europe to South Africa and North America; and

•	Canadian withholding tax, which is currently applicable to dividends paid to Caledonia shareholders outside Canada, will be eliminated.

The proposed Continuance will have no effect on Caledonia's dividend policy which is to pay 1.5 Canadian cents per quarter.  However, as noted above, non-Canadian shareholders will no longer pay Canadian withholding tax on their dividends. As advised on December 16, 2015 Caledonia will henceforth report its financial results in United States dollars. Caledonia's board expects to maintain the current value of the Canadian dollar-denominated dividend payment in US dollar terms; thus at the current exchange rate, the quarterly dividend of 1.5 Canadian cents would be approximately 1.09 US cents per share.   A further announcement relating to the next dividend payment can be expected in early January 2016.
The proposed Continuance will have no effect on Caledonia's continued trading in Toronto, London and on the OTCQX.

The proposed Continuance is not expected to result in increased General and Administrative expenses.

In early January 2016, the Company intends to send to shareholders notice of the special meeting to approve the proposed Continuance together with an information circular providing additional background. The special meeting is expected to be held in Toronto in early February 2016.  The information circular will include, inter alia, a comparison between Canadian and Jersey law insofar as it affects shareholder rights, details of the continuance process and the effects of the continuance.

Suite 4009 ' 1 King Street West ' Toronto Ontario ' Canada ' M5H 1A1
Tel: +1(416) 369-9835 - Fax: +1(416) 369-0449 - www.caledoniamining.com

Commenting on the proposed Continuance, Steve Curtis, Caledonia's Chief Executive Officer, said:

"The proposal to re-domicile Caledonia from Canada to Jersey is a further step in simplifying our corporate structure, reducing compliance costs and increasing tax efficiency.  .

"The re-location to Jersey, if approved by shareholders, will result in Caledonia's head office being located in Jersey, Channel Islands, which is more centrally located within the area of Caledonia's operations in Zimbabwe and its shareholder base in Europe, the UK, South Africa and North America.

"The proposed re-domicile will have no effect on the continued trading of Caledonia shares in Toronto, London and on the OTCQX".

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Camilla Horsfall/Megan Ray/George Yeomans Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include plans and timing regarding the proposed Continuance and related shareholder meeting.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to obtain necessary regulatory approvals from Canadian or Jersey authorities and the risk that shareholder approval for the Continuance will not be obtained and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.